LEVEL JUMP FINANCIAL GROUP, INC.
                          30 BROAD STREET - 28TH FLOOR
                            NEW YORK, NEW YORK 10004

                   ------------------------------------------


               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                        NOTICE OF CHANGE IN THE MAJORITY
                            OF THE BOARD OF DIRECTORS

                                FEBRUARY 23, 2001

                   ------------------------------------------



         This Information Statement is being furnished to all holders of record at the close of business on February 8, 2001 of the common stock, par value $.0025 per share ("Common Stock"), of Level Jump Financial Group, Inc., a Florida corporation ("Company") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and SEC Rule 14f-1.

         No vote or other action by the Company's stockholders is required in response to this Information Statement. Proxies are not being solicited.


                                  INTRODUCTION

         Effective upon the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders ("Effective Date"), the board of directors of the Company, currently consisting of four directors, will be reconstituted and fixed at three directors. On the Effective Date Messrs. Robert Landau, David Roff, Brice Scheschuk and Glen Akselrod will resign as directors of the Company, and Marc Harris Nathan, Robert E. Singer and Debra J. Hite-Gilbert will be appointed as new directors to fill the vacancies created by the resignations.

         Because of the change in the composition of the board and the sale of securities pursuant to a Stock Purchase Agreement dated November 2, 2000, among certain stockholders of the Company and Jacob International Inc., a Wyoming corporation ("Stock Purchase Agreement"), there will be a change in control of the Company. Jacob International Inc. acquired 5,949,750 shares as of February 15, 2001, representing 63.7% of the outstanding Common Stock. On the Effective Date the new directors referred to above will take office. Jacob International Inc. is wholly owned by the Living Trust of Marc Harris Nathan as of November 9, 2000, of which Marc H. Nathan is the trustee. Mr. Nathan is the President and a director of Jacob International Inc.

         As of February 23, 2000, the Company had issued and outstanding 9,338,250 shares of Common Stock, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of Common Stock is entitled to one vote.

         Please read this Information Statement carefully. It describes certain biographical and other information concerning the executive officers and directors of the Company after the change of control. Additional information about the Stock Purchase Agreement and the transactions contemplated thereby is contained in the Company's Current Report on Form 8-K dated November 2, 2000, which was filed with the SEC on November 13, 2000. The Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.


                                CHANGE OF CONTROL

         As a result of the consummation of the Stock Purchase Agreement, Jacob International Inc. owns 5,949,750 shares of Common Stock, representing approximately 63.7% of the issued and outstanding shares of Common Stock of the Company. This number does not take into consideration conversion or exercise of outstanding securities of the Company, including the Class C Preferred Stock which is convertible into 2,320,000 shares of Common Stock. Each of the persons who will be the directors and officers of the Company after the Effective Date are designees of Jacob International Inc. and will constitute the board.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the number of shares of Common Stock beneficially owned as of February 23, 2001 by (1) those persons known to the Company who will beneficially own more than 5% of the Company's Common Stock,
(2) each current director and each person that will become a director upon the closing of the Securities Purchase, (3) each executive officer whose compensation exceeded $100,000 in the year ended December 31, 2000 and (4) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is care of the Company, 30 Broad Street, 28th Floor, New York, New York 10004.

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




                                                    Before Securities                  After Securities
                                                   Purchase Closing(1)                 Purchase Closing
                                                  ---------------------               -----------------
                                               Amount and                         Amount and
                                                Nature of                          Nature of
                                               Beneficial         Percent         Beneficial          Percent
Name and Address of Beneficial Owner            Ownership         of Class         Ownership          of Class
------------------------------------            ---------         --------         ---------         ---------
ZDG Holdings Inc.
   23 Sandfield Road
   Toronto, Ontario M3B 2B5...............     2,103,750(2)        22.5%              -0-                -
Robert Landau.............................      814,593(3)          8.7%            338,262            3.6%
David Roff................................      1,954,500          20.9%            241,628            2.6%
Brice Scheschuk...........................       790,625            8.5%             81,890              *
Glen Akselrod.............................       790,625            8.5%             86,643              *
Jacob International Inc...................         -0-               -             5,949,750           63.7%
   1980 Post Oak Blvd., Suite 1777
   Houston, Texas 77056
Marc H. Nathan                                     -0-               -           5,949,750(4)          63.7%
   1980 Post Oak Blvd., Suite 1777
   Houston, Texas 77056
Robert E. Singer..........................       200,000            2.1%            200,000            2.1%
   1980 Post Oak Blvd., Suite 1777
   Houston, Texas 77056
Debra J. Hite-Gilbert.....................         -0-               -                -0-                -
   19 Harbour Drive
   Nassau Bay, Texas 77058
All executive officers and directors as a      6,454,093(5)        69.1%         6,149,750(6)          65.9%
group.....................................

---------------------

*        Less than 1%.

(1)      Based on 9,338,250 shares outstanding on February 23, 2001.

(2) Excludes 814,593 shares held by Robert Landau, the sole director and president of ZDG Holdings Inc. ZDG Holdings Inc. is a corporation wholly owned by the spouse of Mr. Landau, Ms. Marie Miller.

(3)      Excludes 2,103,750 shares held by ZDG Holdings Inc.  See Note 2 above.

(4) Jacob International Inc is wholly owned by the Living Trust of Marc Harris Nathan dated 11/9/00 of which Mr. Marc H. Nathan is the sole trustee. Mr. Marc H. Nathan is also the president and director of Jacob International Inc.

(5)      See Notes 2 and 3 above.  Represent holdings of four persons.

(6)      See Note 4 above.  Represents holdings of three persons.


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



                        DIRECTORS AND EXECUTIVE OFFICERS

         Effective upon the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, the board will be reconstituted and fixed at three directors. On that date Messrs. Robert Landau, David Roff, Brice Scheschuk and Glen Akselrod will resign as directors of the Company, and Messrs. Marc Harris Nathan, Robert E. Singer and Ms. Debra J. Hite-Gilbert will be appointed as directors by the existing members of the board to fill the vacancies created by the resignations of the other existing directors. The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company after the new directors take office. If any proposed director listed in the table below should become unavailable for any reason, which the Company does not anticipate, the directors will vote for any substitute nominee or nominees who may be selected by Jacob International Inc. prior to the date the new directors take office.

Current Executive Officers and Directors


Name                     Age         Position
----                     ---         --------
Robert Landau.......     29          President and Director
David Roff..........     29          Treasurer, Vice President and
                                     Director
Brice Scheschuk.....     29          Vice President Finance, Secretary
                                     and Director
Glen Akselrod.......     31          Vice President and Director

         Robert Landau is a co-founder of the Company and has been President since its inception in March 1999. He has significant experience in capital markets, Internet marketing, investor relations and web site design. Mr. Landau is responsible for strategic direction and overall management of the Company. Prior to founding the Company, Mr. Landau worked for Watson Wyatt from February 1995 to February 1998. Watson Wyatt is an actuarial consultant to some of the largest pension plans in Canada. He has a Bachelor of Commerce - Actuarial Science and Finance degree from the University of Toronto in Toronto, Ontario, Canada.

         David Roff, CA, is a co-founder of the Company and has been Vice President and Treasurer since its inception in March 1999. He has significant experience in Internet marketing, capital markets and financial management. Mr. Roff is responsible for administration and internal operations at the Company. He is a Canadian Chartered Accountant and previously worked for Coopers & Lybrand (now PricewaterhouseCoopers) Consulting in Toronto from May 1995 to March 1998 where he advised large financial institutions, investment fund complexes and other organizations on technology and internal control strategies. Mr. Roff has a Bachelor of Arts degree from the University of Western Ontario in London, Ontario, Canada.

         Brice Scheschuk, CA, is a co-founder of the Company and has been Vice President Finance and Secretary since its inception in March 1999. Mr. Scheschuk joined the Company through a previously owned subsidiary in August 1998 as Vice President Finance. Mr. Scheschuk has significant experience in areas that include corporate finance, financial accounting, internal control and taxation. He is a Canadian Chartered Accountant and previously worked for Coopers & Lybrand (now PricewaterhouseCoopers) Consulting from May 1994 to August 1998 in Boston and Toronto where he advised large banks, broker/dealers and investment fund complexes on business and operations strategy, risk management, derivative products, internal control and compliance, technology and business processes. Mr. Scheschuk has a Bachelor of Commerce First Class Honors Finance degree from Dalhousie University in Halifax, Nova Scotia, Canada.

         Glen Akselrod is a co-founder of the Company and has been Vice President since its inception in March 1999. Prior to joining the Company, he worked from October 1996 to October 1998 at Bel air Insurance Company and from March 1995 to October 1996 at State Farm Insurance Company, two property and casualty insurers, as an analyst. Mr. Akselrod has a Bachelor of Science - Actuarial Science and Economics degree from the University of Toronto in Toronto, Ontario, Canada.

Proposed Executive Officers and Directors After the Securities Purchase


Name                           Age         Position
----                           ---         --------
Robert E. Singer..........     53          President and Director
Marc Harris Nathan........     23          Secretary, Treasurer and Director
Debra J. Hite-Gilbert.....     40          Director

         Robert E. Singer will be president and a director of the Company as a result of the consummation of the Stock Purchase Agreement and is a designee of Jacobs International Inc. Mr. Singer has been practicing law in his own firm since November 1996 and before that with Lipset, Singer & Hirsch since August 1979. Mr. Singer has concentrated in commercial law. Mr. Singer has a B.A. from the University of Pennsylvania and J.D. from the University of Texas, School of Law.

         Marc Harris Nathan will be secretary, treasurer and a director of the Company as a result of the consummation of the Stock Purchase Agreement and is a designee of Jacobs International Inc. Mr. Nathan is a co-founder and president of Smartcard Merchant Services since its founding in September 1999, the President of Worldlink USA, LLC and Pangea Services, Inc. since June 1999, president of Jacob International, Inc. since June 1998 and investment manager for Martin R. Nathan & Associates, P.C., attorneys at law. Prior to 1999, Mr. Nathan obtained a degree from the University of Texas at Austin.

         Debra J. Hite-Gilbert will be a director of the Company as a result of the consummation of the Stock Purchase Agreement and is a designee of Jacobs

International Inc. Ms. Hite-Gilbert has been employed by Martin R. Nathan & Associates, attorneys at law since 1987 as a legal and administrative assistant. From 1993 to 1995 Ms. Hite-Gilbert was the president and co-owner of Trips Ahoy Travel, a travel agency. Ms. Hite-Gilbert has a B.S. from the University of Houston, Clear Lake.

         Each member of the board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Board of Directors' Meetings and Committees

         During 2000, the board of directors acted by unanimous consent on seven occasions. The Company does not have standing executive, compensation and audit committees of the board of directors.

Director Compensation

         Directors of the Company currently are not compensated for serving on the board. It is anticipated that the Company will put into place a compensation program based on issuances of stock or options under the 1999 Performance Equity Plan or other future stock-based plans and on reimbursement of expenses for attending meetings and performing services for the Company.

Compliance with Section 16(a) of the Exchange Act

         Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10% of the Company's Common Stock ("10% Stockholders") to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and 10% Stockholders of the Company are required by SEC regulations to furnish the Company with copies of Section 16(a) forms they file. To the Company's knowledge, based solely upon a review of the Forms 3 and 4 and amendments thereto furnished to the Company during its most recent fiscal year, the Forms 5 furnished to the Company with respect to its most recent fiscal year, and written representations of the Company's directors, executive officers and 10% Stockholders, during the fiscal year ended December 31, 1999, all Section 16(a) filing requirements applicable to the Company's executive officers, directors and 10% Stockholders were complied with except to report the execution of the Stock Purchase Agreement and commitment to sell shares of Common Stock by Messrs. Landau, Roff, Scheschuk and Akselrod to Jacob International Inc., because the agreement, although executed on November 2, 2000, was subject to obtaining regulatory approval and certain other conditions, which was consummated on February 1, 2001 and reported at that time.


                             EXECUTIVE COMPENSATION

         The following Summary Compensation Table sets forth individual compensation information with respect to the Company's executive officers. These individuals are referred to herein as the "Named Executives." With respect to the Named Executives, the Summary Compensation Table provides compensation information for services rendered to the Company during the fiscal years ended December 31, 1998, 1999 and 2000, respectively. None of the Name Executives held any options at the fiscal year end of December 31, 2000.


                                            SUMMARY COMPENSATION TABLE


                                                                                           Long Term
                                                                                          Compensation
                                                         Annual Compensation                 Awards
                                                  ---------------------------------     ----------------
                                                                          Other            Securities
                                                                          Annual           Underlying         All Other
Name and                                                                 Compen-          Options/SARS         Compen-
Principal Position                    Year         Salary ($)           sation ($)            (#)             sation ($)
-------------------------------     ---------     -------------        ------------     ----------------    -------------
Robert Landau                         2000           32,721                 __                 __
President                             1999           53,504              216,000(1)        618,750(3)
                                      1998             __                468,196(1)            __

David Roff                            2000           32,721                 __                 __
Treasurer and Vice President          1999           53,504               40,000(2)        412,500(3)
                                      1998             __                335,418(2)            __


-----------------------

(1) Other annual compensation for Robert Landau: 1999 - forgiveness of an investment loan of $156,000 and cash payment of $60,000; and 1998 distributions of investments of $468,196.

(2) Other annual compensation for David Roff: 1999 - cash payment of $40,000; and 1998 - distributions of investments of $335,418.

(3) Options granted by Level Jump Colorado and assumed by Level Jump Financial Group, Inc. in the merger of Level Jump Colorado into Level Jump Financial Group, Inc. These options were cancelled in fiscal year 2000.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Acquisition of Stockpage by the Company

         On June 1, 1999, the Company (at that time, Level Jump Colorado) acquired all of thestockpage. com's issued and outstanding common shares. The acquisition comprised the following elements:

         (1) thestockpage.com's articles of incorporation were amended to create a class of exchangeable stock;

         (2) The Company amended its charter to create the Class A Preferred Stock and Class B Preferred Stock, and thestockpage. com subscribed for and was issued one share of each such class,

         (3) thestockpage.com purchased from Messrs. Landau and Roff, the two previous common shareholders, for cancellation all of thestockpage.com=s previously issued and outstanding common shares, for a consideration consisting of 9,300,000 shares of exchangeable stock and the two shares of the Company=s Class A Preferred Stock and Class B Preferred Stock subscribed for by thestockpage.com;

         (4) The Company subscribed for and was issued 100 common shares of thestockpage.com;

         (5) Each of Messrs. Landau and Roff entered into a Voting and Exchange Agreement with the Company and thestockpage.com; and

         (6)      The Company and thestockpage.com entered into a Support
                  Agreement.

         On October 14, 1999, Messrs. Landau and Roff agreed with the Company to modify the terms of the exchangeable stock to reduce the number of outstanding shares from 9,300,000 to 4,300,000 and modify the corresponding agreements. In exchange for the modification, Messrs. Landau and Roff were issued an aggregate of 5,000,000 shares of thestockpage.com's preference shares, no par value ("Preference Shares").

         Support Agreement

         The Support Agreement provided that no dividends would be declared or paid on the Company=s Common Stock unless thestockpage.com simultaneously declared and paid an economically equivalent dividend (after appropriate adjustments for currency translations) on the exchangeable stock. The Support Agreement also provided that the Company would do all things necessary to ensure that thestockpage.com would be able to make all payments on the exchangeable stock required in the event of the liquidation, dissolution or winding-up of thestockpage.com or the retraction of exchangeable stock by a holder. The Support Agreement also contained certain restrictions on the Company's issuance of additional securities or the incurrence of additional indebtedness without the prior approval of thestockpage.com's shareholders and the holders of the exchangeable stock.

         The Support Agreement provided that so long as any shares of exchangeable stock were owned by a holder other than the Company or its affiliates, the Company would be, and remain, the direct or indirect beneficial owner of all outstanding shares of thestockpage.com other than such shares.

         Voting and Exchange Agreements Relating to the Exchangeable Stock

         The Company and thestockpage.com entered into a Voting and Exchange Agreement with each of Mr. Landau and Mr. Roff who were granted (i) voting rights with respect to matters presented to shareholders and (ii) rights relating to the exchange of the shares of exchangeable stock for shares of Common Stock.

         Preference Shares

         The Preference Shares issued by thestockpage.com had no voting rights except as required by law and in other designated circumstances. The Preference Shares were entitled to receive dividends, subject to the prior rights of the Exchangeable Stock, at the non-cumulative rate of 12% per annum of the redemption amount (ARedemption Amount@), when and as declared by thestockpage.com=s board of directors. The Preference Shares were subject to redemption by thestockpage.com, in whole or in part upon payment of the Redemption Amount and declared but unpaid dividends. In the event of a liquidation, dissolution or winding-up of thestockpage.com, subject to the rights of higher ranking shares, the Preference Shares were entitled to payment of the Redemption Amount prior to any payment in respect of junior ranking securities.

Sale of thestockpage.com

         On October 30, 2000, the disinterested members of the board of directors of the Company approved the sale of its wholly-owned subsidiary, thestockpage.com to Robert Landau and David Roff, two of the officers and directors of the Company. On October 31, 2000, ten shareholders having the right to vote equivalent of 12,619,553 shares of Common Stock, representing 89.11% of the voting shares, approved the sale. The sale of thestockpage.com was consummated on December 12, 2000. The consideration paid for thestockpage.com was (i) the cancellation of 5,912,500 shares of exchangeable stock of thestockpage.com which was exchangeable for a like number of shares of Common Stock, (ii) the surrender for cancellation of each share of the Company's Class A Preferred Stock and Class B Preferred Stock held by Messrs. Landau and Roff,
(iii) the cancellation of employment agreements that the Company had with each of Messrs. Landau and Roff, and (iv) $100 in cash. As part of the sale, the Support Agreement and the Voting and Exchange Agreement were cancelled.

Class C Preferred Stock

         On December 18, 2000, the Company issued Class C Preferred Stock to thestockpage.com in cancellation of approximately $611,000 of loans that thestockpage.com had made to the Company. The Class C Preferred Stock consists of 58,000 shares, with a stated value of $10.00 per share. The Class C Preferred Stock does not have any redemption rights or, except as required by law, any voting rights. The Class C Preferred Stock is entitled to non-cumulative, cash dividends of 6% per annum, as and when declared by the board of directors. The Class C Preferred Stock is convertible into 2,320,000 shares of Common Stock at the rate of 40 shares of Common Stock for each share of preferred stock, subject to adjustment to protect against dilution, including stock dividends, stock subdivisions or splits, stock combinations and reclassifications and consolidations, mergers and reorganizations where the Company is not the surviving entity.

Loans to/from Related Parties

         The Company or its subsidiaries may borrow from or lend funds to directors and officers. At December 31, 2000, the Company had loans due to related parties of $31,945 compared to loans due from related parties of $218,517 the year prior. These loans are unsecured, require no interest payments, and have set maturity dates. In the past, the Company or related party has extended the maturity dates and may continue to do so.




                                            LEVEL JUMP FINANCIAL GROUP, INC.





Dated:   February 23, 2001